Exhibit 4.11

Real Estate Sales Contract

This real estate sales contract is entered into between the seller, Webzen Inc. or “A”, and the purchaser, KINX Co., Ltd. or “B”, as follows.

- Follows –

Article 1 (Subject of Sales and Price)
“A” sells the subject real estate property listed in Annex A to “B” for the amount of two billion four hundred seventy nine million nine hundred three thousand seven hundred ten KRW (₩2,479,903,710). The VAT on the building which amounts to sixty five million four hundred ninety one thousand seven hundred twenty one KRW (₩65,491,721) is not included.

Price of Land(A)	Price of Building(B)	VAT(C)	Total Price(A+B+C)
1,824,986,499	654,917,211	65,491,721	2,545,395,431

Article 2 (Deposit)
1)	“B” pays a deposit of two hundred fifty four million five hundred thirty nine thousand five hundred forty three KRW (₩254,539,543) to “A” on July 31, 2009.
2)	The deposit is appropriated as part of the sales price.

Article 3 (Seller’s Obligation to Transfer)
1)
Upon receiving payment of the funds stipulated in Article 2, section 1, “A” sets a mortgage upon the request of “B” in order to provide security for all debts that may occur following this contract. (However, the expenses of setting up the mortgage are to be borne by the requestor, namely “B”)

2)
Simultaneously with the receipt of the intermediate payment stipulated in Article 4, section 1, “A” must expunge all legal restraints and burdens such as provisional attachments, injunctions, and mortgages etc., that restrain the transfer of ownership of “A” except the mortgage set on the building in question by “B”.

3)
“A” completes the process of registering the transfer of ownership in the name of “B” and hands over the building in question to “B” on December 21, 2009 (simultaneously with the receipt of the remaining funds from “B”).

Article 4 (Purchaser’s Obligation of Payment)
1)	On August 31, 2009, “B” pays the intermediate payment of one billion eighteen million one hundred fifty eight thousand one hundred seventy two KRW (₩1,018,158,172) to “A”.
2)
On December 21, 2009, “B” must pay the remainder of the funds for this purchase, namely one billion two hundred seventy two million six hundred ninety seven thousand seven hundred sixteen KRW (₩1,272,697,716) to “A”.

Article 5 (Time of Transfer of Ownership)
The ownership of this building is transferred from “A” to “B” on the day the transfer of ownership registration documents are accepted and the payment of the remaining funds stipulated in Article 4, section 2 are made.

Article 6 (Ownership of Income)
After entering into this contract, “A” cannot conduct legal transactions regarding the property in question such as leasing or setting mortgages without the prior consent of “B”, and if other income is generated from this building after the date of this contract, such income shall be divided between “A” and “B” according to the number of days in the months in question and based on the time of transfer of ownership stipulated in the previous article as the standard date.

Article 7 (Relegation of Obligations)
Tax or other fees levied by public authorities imposed on “A” will be borne by “A”. However, those imposed on “A” because “B” did not properly complete the transfer registration or other appropriate procedures will be borne by “B”.

Article 8 (Taxes and Other Fees)
Taxes and other fees arising from the sale of real estate per this contract will be borne by each party as imposed in accordance with the relevant laws, and expenses for the transfer of ownership procedure such as acquisition taxes and registration taxes will be borne by “B”.

Article 9 (Transfer of Rights of Attachments Etc.)
1)
“A” shall transfer the rights of waterworks, electricity, gas, and other equipment necessary for the use of the building in question (hereinafter referred to as “attachments”) to “B” and cooperate with the procedure of transfer of title.

2)
The maintenance costs, water rates, electric bills, gas bills, and other obligations imposed with regards to the equipment mentioned in the previous section of this Article will be borne by “A” and “B” in accordance with the number of days of usage, using the day that the building was actually transferred as the starting date.

3)
After this contract is entered into, “A” and “B” will enter into another contract on the transfer of furnishings and equipment, and upon entering into this contract, “A” will be exempt from the duty to return the real estate in Annex A to its original state in spite of the regulations by the board of resident representatives, and “B” will succeed such duties.

Article 10 (Risk Bearing)
1)
If all or part of the building in question is lost or damaged due to circumstances that “B” cannot be held liable for before the time of transfer of ownership and handing over as stipulated in Article 5, such damages will be borne by “A”.

2)	When the original purpose of this contract cannot be achieved in the case of the previous section, “B” can terminate this contract.
3)	When “B” cancels this contract in accordance with the section 2 of this Article, “A” must return the deposit to “B”.
4)
Notwithstanding the previous provisions, both parties will not be held responsible for defaulting on these provisions of this contract due to force majeure, and force majeure refers to fires, explosions, natural disasters, wars, actions of the government and other similar circumstances that cannot be controlled by the parties of the contract.

Article 11 (Forfeiture Clause)
When “A” does not fulfill its obligations on the date stipulated in Article 3 or “B” fails to fulfill its duties on the date stipulated in Article 4, each party can cancel this contract without prior notice.

Article 12 (Penalties)
1)	When “A” cancels the contract due to default on the contract by “B”, “B” cannot request the return of the deposit.
2)	When “B” cancels the contract due to default on the contract by “A”, “A” must pay “B” twice the amount of the funds stipulated in section 1 of Article 2.

Article 13 (Special Provision on the Change of Contract Parties)
1)
When the legal person of “A” or “B” as of the time of this contract cannot be maintained due to circumstances such as transfer of control of the company, merger, or dissolution, the party in question must notify the other party of such circumstances in writing and confer.

2)
When, with regards to this contract, the legal person cannot be maintained before the expiration of the term of this contract, the successor of the legal person is deemed to have succeeded the items of this contract under the same conditions.

Article 14 (Resolution of Conflicts)
When a conflict between the parties regarding this contract arises, the parties must make efforts to resolve such conflict through mutual agreements and in good faith, and when such resolutions cannot be reached and the conflict goes to trial, the court of jurisdiction will be the court with jurisdiction over the headquarters or branch office of “A”.

For the purpose of proof, 2 copies of this lease contract are to be drafted, signed, and sealed, and “A” and “B” shall each keep a copy.

July 31, 2009

Granter (A)
8F, Daelim Acrotel, 467-6 Dogok-dong, Kangnam-gu, Seoul
WEBZEN CO., LTD.
Representative Director Kim, Chang Keun

Grantee (B)
5F, Daelim Acrotel, 467-6 Dogok-dong, Kangnam-gu, Seoul
KINX CO., LTD.
Representative Director Lee, Sung Young

Annex A.

[Property Details]

Details on the Building
467-6 Dogok-dong, Kangnam-gu, Seoul
Daelim Acrotel

Details on Exclusively Owned Part of Building
Bldg No. : 3-302
Structure : Steel frame, ferroconcrete structure
Area : 3rd Floor, Office 302, 283.433㎡

Details of Land Rights
Details of Land : 467-6 Dogok-dong, Kangnam-gu, Seoul. 14000.4㎡
Type of Land Right : Ownership
Percentage of Land Right : 43.916 over 14000.4 (43.916/14000.4)